Faegre Drinker Biddle & Reath LLP
320 S. Canal Street, Ste. 3300
Chicago, IL 60606
(312) 569-1000 (Phone)
(312) 569-3000 (Facsimile)
www.faegredrinker.com

July 17, 2024

VIA EDGAR TRANSMISSION

Mr. Kenneth Ellington

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Destra Multi-Alternative Fund

(Registration Nos. 333-189008; 811-22572)

Dear Mr. Ellington:

The following responds to the Staff’s comments that you provided by telephone relating to the annual report of Destra Multi-Alternative Fund (the “Registrant” or the “Fund”), filed on Form N-CSR for its fiscal year ended March 31, 2024, which was filed with the Securities and Exchange Commission (“SEC”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response. All disclosure changes will be reflected in future shareholder reports and filings on Form N-CSR.

1.	Comment: Going forward, please disclose the expiration date of any rights or warrants held by the Fund in its Schedule of Investments.

Response: The Registrant confirms that it will, going forward, include the requested information when applicable.

2.	Comment: Please confirm that funds investing in other funds have disclosed distributions of realized gains by other investment companies, if any, separately. See Article 6-07.7(b) of Regulation S-X.

Response: The Registrant so confirms.

3.	Comment: The Staff notes that the Fund paid distributions from a return of capital during the fiscal year ended March 31, 2024. Pursuant to Instruction 4(g)(3) of Item 24 in Form N-2, going forward, please include a discussion of the effect of any policy or practice of maintaining a specified level of distributions to shareholders on the Fund’s investment strategies and per share net asset value during the last fiscal year. Further, please also include a discussion of the extent to which the Fund’s distribution policy resulted in distributions of capital.

Response: The Registrant confirms that it will, going forward, include the requested information when applicable.

4.	Comment: Going forward, please disclose the volume of derivatives activity during the period for the Fund. See ASC 815-10-50.

Response: The Registrant confirms that it will, going forward, include the requested information when applicable.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1146 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Stacie L. Lamb
Stacie L. Lamb

cc:	Joshua B. Deringer, Esq.